Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

October 31, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

WEMATCH.LIVE LLC – Added as Execute or Trade entity

CIBC MELLON TRUST COMPANY – Terminated in Custody, Clear, or Settle section

STANBIC IBTC BANK PLC – Terminated in Custody, Clear, or Settle section

UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S. – Terminated in Custody, Clear, or Settle section

UNICREDIT BANK HUNGARY ZRT. – Terminated in Custody, Clear, or Settle section

INDUSTRIAL AND COMMERCIAL BANK OF CHINA ARGENTINA S.A. – Added in Custody, Clear, or Settle section